
Mail Stop 4720

July 28, 2016

Mr. George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

> **Re:** **Simmons First National Corporation**
> **Registration Statement on Form S-4**
> **Filed July 8, 2016**
> **File No. 333-212453**

Dear Mr. Makris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the disclosure required by Items 17(b)(3), (4), (5) and (8) of Form S-4.

The CNBI Annual Meeting

Shares Held by Officers and Directors, page 30

Security Ownership of Certain Beneficial Owners and Management of CNBI, page 92

2.   You disclose on page 30 that of the 148,730.766 shares of CNBI common stock entitled to vote, CNBI's directors and officers beneficially own 70,450.138 shares, or 51.30%, of CNBI's voting stock. However, on page 92, you disclose that directors and officers

collectively own 82,450.138 shares, or 55.435%, of CNBI's voting stock. Please explain the discrepancy and revise as necessary.

3.   You disclose that "many" of the directors and officers of CNBI have executed support agreements pursuant to which they agreed to vote their shares in favor of the merger. Please identify the directors and officers who have executed these support agreements, as well as the collective equity ownership percentage of the shares held by them, and file the support agreement as an exhibit to the registration statement. To the extent that the directors and officers who have entered into these support agreements hold more than 50% of the outstanding voting stock of CNBI, please provide a risk factor that explains that, absent the board of director's withdrawal of its recommendation, the sale and dissolution of CNBI will be approved, regardless of the votes of the company's other shareholders.

Simmons' Reason for the Sale

Interests of CNBI's and Citizens Bank's Directors and Executive Officers in the Sale, page 53

Employment Relationships, page 53

4.   We note your disclosure that the current executive officers of Citizens Bank will be employed by Simmons after the merger, and that certain executive officers, including Messrs. Jack B. Allen and Frank R. Parker, may enter into non-competition/non-solicitation agreements with Simmons. With respect to the Bank's executive officers, please disclose the material terms of these arrangements, including the terms of employment, as well as of the retention bonus agreements. Please file as exhibits to the registration statement copies of these agreements or otherwise tell us why you would not be required to do so.

5.   With respect to the change in control payments discussed in the second paragraph, please disclose the amount of the change in control payments to be received by each executive officer individually.

The Dissolution, page 60

6.   Your disclosure indicates that the CNBI shareholders would be entitled to dissenters' rights with respect to the proposed merger. This requires, among other things, that a dissenting shareholder vote *against* the merger in order to exercise their dissenting rights. In the first risk factor on page 19 you also disclose that the Stock Consideration and the Cash Consideration will be paid directly to CNBI, and not to CNBI shareholders whom would be entitled to receive the merger consideration as adjusted at the time of dissolution only. In light of this disclosure, please expand your disclosure to clarify the application of dissenters' rights in connection with the merger transaction. In addition, given the provisions of TBCA Section 48-23-102(a)(3), it appears that CNBI

shareholders would separately possess dissenters' rights relating to the dissolution. Please revise the disclosure to clarify the application of TBCA Section 48-23-102(a)(3) regarding dissenters' rights with respect to the dissolution, that are distinct from, and in addition to, those afforded to shareholders with respect to the proposed merger. Please ensure that your discussion addresses the scenario of the dissolution not being approved by the shareholders. Please refer to Items 3(j) and 18(a)(3) of Form S-4 for guidance.

The Stock Purchase Agreement, page 62

Representations and Warranties, page 62

7.   We note your disclosure stating that: (i) the "representations, warranties and covenants…are solely for the benefit of [the parties thereto]…;" (ii) "[y]ou should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Simmons, CNBI, Citizens Bank or any of their respective subsidiaries or affiliates;" and (iii) the "information concerning the subject matter of the representations, warranties and covenants may change after the date of the stock purchase agreement, which subsequent information may or may not be fully reflected in public disclosure by Simmons." Please revise your disclosure to remove implications that the merger agreement and related summary do not constitute public disclosure under the federal securities laws. Please also clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005) for guidance.

The Stock Purchase Agreement

Conditions to Consummate the Sale, page 71

8.   You disclose here and elsewhere in the proxy statement/prospectus that one of the conditions precedent to Simmons' obligation to consummate the merger transaction is for CNBI and the Bank not to breach two asset quality metrics (the "Metrics") that are described on page A-45 of the stock purchase agreement. Please revise your disclosure to quantify the Metrics and discuss the likelihood of such an event occurring along with information quantifying how CNBI and Bank currently measure against the Metrics.

Material United States Federal Income Tax Consequences of the Sale and Dissolution, page 75

9.   We note that you have filed a short-form tax opinion as Exhibit 8.1. Please revise your prospectus disclosure to state that the disclosure in this section is the opinion of counsel, naming counsel. Please also remove the statement in the last paragraph on page 76 that the summary of the material federal income tax consequences "is for general information only...." Please refer to Section III.D.2 of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Michael Reed, Esq.